The CNL Funds

450 South Orange Avenue

Orlando, FL 32801

VIA EDGAR CORRESPONDENCE

May 29, 2007

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:  Patricia P. Williams

Re:	Comments to The CNL Funds – Form N-1A

File Nos. 811-22017 and 333-140838

Dear Ms. Williams:

I am writing on behalf of The CNL Funds (the “Trust”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Trust’s initial registration statement (“Registration Statement”) on Form N-1A filed on February 22, 2007 under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). You communicated these comments by U.S. mail on March 23, 2007.

Our understanding of the Staff’s comments and the Trust’s responses are set forth below. The Trust intends to incorporate its responses into Pre-Effective Amendment No. 1 to the Trust’s Registration Statement to be filed on May 29, 2007 pursuant to pursuant to Rule 472 under the Securities Act of 1933.

PART A — PROSPECTUS

1. Comment: Introduction – General Instruction C.3.(a) of Form N-1A requires that information required by Items 2 and 3 be presented in numerical order at the front of the prospectus. This information may not be preceded by any other Item except the Cover Page or a table of contents. Accordingly, please delete or move this section to an appropriate section of the prospectus.

Response: The Trust will remove the Introduction section and either delete or move the information contained therein to another section of the prospectus.

2. Comment: Principal Investment Strategies – Disclosure in the second paragraph states that the Trust’s one series, the CNL/CB Richard Ellis Global Real Estate Fund (the “Fund”), will invest more than 25% of its assets in the United States. This policy would allow the Fund to invest substantially all of its assets in the United States and a small number of other countries. The Commission has stated that it would expect a fund with “global” in its name to diversify its investments in “a number of different countries throughout the world”. See footnote 42 of the 1940 Act Release No. 24828 (March 31, 2001). Please disclose how the Fund’s investments will be diversified in a number of different countries throughout the world.

Response: The Trust will delete the following disclosure from the “Principal Investment Strategies” section of the Prospectus: “Initially, the Fund will invest more than 25% of its assets in the United States. It is possible that the Fund may invest more than 25% of its assets in other sub-regions in the future.”

Moreover, although Rule 35d-1 under the 1940 Act does not apply to the Fund, the Fund intends to diversify its investments among a number of different countries throughout the world in order to comply with Commission’s guidance with respect to the term “global”. As stated in the Fund’s Principal Investment Strategies section, the Fund will invest in equity securities traded on major exchanges in the United States, Canada, United Kingdom, Continental Europe, Japan, Hong Kong, Singapore, and Australia/ New Zealand. The number of countries may be expanded in the future.

3. Comment: Who May Want to Invest (Page 2) – Please move the information in this section to the “Principal Risks” section of the “Risk/Return Summary.” See Instruction to Item 2(c)(1)(i) of Form N-1A.

Response: The Trust will move the “Who May Want to Invest” section to the “Principal Risks” section of the “Risk/Return Summary.”

4. Comment: Fees and Expenses (Pages 4 and 5) – Disclosure in section E of the “Investment Policies and Risks” section of the Statement of Additional Information states that the Fund may invest in the shares of other investment companies. Please add a subcaption titled “Acquired Fund Fees and Expenses” to the Annual Fund Operating Expenses portion of the table directly above the subcaption titled “Total Annual Fund Operating Expenses”. Disclose in the new subcaption an estimate of the fees and expenses that the Fund expects to incur indirectly through its investment in other investment companies. Also, add a footnote to the table disclosing that the investment company fees and expenses are based on estimated amounts for the current fiscal year. See Instruction 3(f) to Item 3 of Form N-lA.

Response: Trust management does not anticipate that fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds will exceed 0.01 % of average net assets of the Fund for the fiscal year-ending December 31, 2007. Such fees will therefore be included in the sub-caption “Other Expenses” in the fee table, as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A. The Trust will also add the following footnote to the Annual Fund Operating Expenses Table: “Other Expenses also include Acquired Fund Fees and Expenses (“AFFE”). AFFE reflect the pro-rata portion of the fees and expenses charged by any underlying funds in which the Fund invests, including money market funds and exchange traded funds (ETFs). For the Fund, AFFE were estimated to be less than 0.01% for the current fiscal year ending December 31, 2007.”

5. Comment: Portfolio Managers of the Fund (Page 7) – Please disclose the length of service as portfolio manager for each member of the Fund’s portfolio management team. See Item 5 (a) (2) of Form N-1A.

Response: The Trust will state that each portfolio manager has managed the Fund since the Fund’s inception.

6. Comment: Prior Performance of Similarly Managed Accounts (Pages 8 - 9) – Since the Fund can invest in securities of large capitalization companies and it appears that the accounts included in the Composite cannot, please explain to us why you believe the Fund and Composite have substantially similar policies, strategies and risks.

If the above comment is resolved and the prior performance is retained in the prospectus, please revise the seventh paragraph to disclose the method used to calculate the Sub-Adviser’s Composite performance and that the performance is net of all the accounts’ fees and expenses. Also, please reverse the positions of the first and second columns in the “Average Annual Total Returns of Sub-Adviser’s Composite” Table so that the column that is most relevant to shareholders (total return net of fees) appears first.

Response: After further review of the Sub-Adviser’s Composite and the investment constituents (i.e. securities), the Sub-Adviser did in fact invest in large capitalization companies when the definition of large capitalization company for real estate companies (i.e. greater than $5 billion) is applied.

Also, Trust management will reverse the positions of the first and second columns in the “Average Annual Total Returns of Sub-Adviser’s Composite” Table so that the total return net of fees column appears first. Further, Trust management will revise the seventh paragraph of this section as follows:

All returns presented were calculated on a total return basis and include the reinvestment of income dividends and capital gain distributions, accrued income and realized and unrealized gains and losses. “Net Returns” reflect the deduction of all fees and expenses, including management fees, brokerage commissions and execution costs paid by the accounts, but without provision for federal or state income taxes. “Gross Returns” do not reflect the deduction of any management fees, expenses (other than brokerage commissions and other trading expenses, which are included) or taxes. Prior to January 31, 2006, the accounts managed by the Sub-Adviser did not incur a management fee. Performance figures presented net of fees after January 31, 2006 are calculated deducting the highest management fee from the monthly gross composite return. The management fee is approximately 0.55% per annum.

7. Comment: Purchasing Shares (Page 12) – The first sentence of the first paragraph states that a purchase request will be processed at the net asset value next calculated after the order is received in good order and accepted by the Transfer Agent. Please delete the words “and accepted” to clarify that an order will be processed when it is received in good order by the Transfer Agent. See Rule 22c-1 under the 1940 Act.

Response: The Trust has deleted the words “and accepted” to clarify that an order will be processed when it is received in good order by the Transfer Agent.

8. Comment: How Fund Shares are Priced (Page 17) – Because the Fund may have portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares. See Instruction 2 to Item 6(a)(3) of Form N-1A.

Response: The Trust will add the following disclosure under How Fund Shares are Priced:

•

Trading in foreign securities may be completed at times that vary from the closing of the NYSE. The Fund values foreign securities at the latest closing price on the exchange on which they are traded immediately prior to the closing of the NYSE. Certain foreign currency exchange rates may also be determined at the latest rate prior to the closing of the NYSE. Foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. Foreign securities may trade in their primary markets on weekends or other days when the Fund does not price their shares. Therefore, the value of the Fund’s portfolio may change on days when shareholders will not be able to buy or redeem shares.

9. Comment: Contingent Deferred Sales Charge (“CDSC”) (Page 20) – Please disclose whether the specified percentage of the CDSC is based on the offering price, or the lesser of the offering price or net asset value at the time the sales load is paid. See Instruction 3(a) to Item 7(a) of Form N-1A

Response: The Trust will add disclosure that the CDSC is based on the offering price of Class A shares.

10. Comment: Distribution and Service (12b-1) Fees – Disclosure in the second paragraph states that your investment cost over time may be higher than paying other types of sales charges. Please add disclosure stating that over time these fees will increase the cost of your investment. See Item 7(b)(2) of Form N-lA.

Response: The Trust will modify the disclosure as follows: “Because the Fund pays distribution and shareholder administrative service fees on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

PART B – STATEMENT OF ADDITIONAL INFORMATION

11. Comment: Information Regarding Portfolio Managers (Page 18) – The disclosure in the second sentence states that the portfolio managers serviced seven other accounts with combined assets of approximately $700 million, including three foreign pooled investment vehicles. Please revise the disclosure to clarify the number of “Other Accounts” managed by each portfolio manager both individually, and collectively as members of the portfolio management team. In addition, revise the disclosure to state the number of “Other pooled investment vehicles” and related total assets managed by each portfolio manager separately from the number of “Other accounts”. See Item l5(a) of Form N-1A.

The disclosure in the section “Compensation” describes the compensation of the Sub-Adviser’s Co-Chief Investment Officers. The section does not clarify which of the Fund’s portfolio managers are considered Co-Chief Investment Officers. Please revise this section to specifically state the compensation of all the Fund’s portfolio managers. See Item 15(b) of Form N-1A.

Response: The Trust has revised the disclosure to conform with the requirements of clarify the number of Item l5(a) of Form N-1A.

12. Comment: Disclosure of Portfolio Holdings (Pages 23 - 24) – Please describe any ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. See Item 11(f)(2) of Form N-1A.

Response: The Trust does not currently have any ongoing arrangements to make information about the Fund’s portfolio securities available to any person. Any such arrangements would be in accordance with the Trust’s policy to disclose to the general public a complete schedule of portfolio holdings of the Fund (1) on the Trust’s website, no earlier than 15 days after the end of each calendar month; and (2) for the second and fourth fiscal quarters on Form N-CSR, and for the first and third fiscal quarters on Form N-Q, within 60 days of the end of the respective quarter, by filing the applicable Form with the SEC. According to the Trust’s policy, neither the Fund, the Service Providers or any other party may receive compensation or other consideration in connection with the disclosure of information about portfolio securities.

You requested that the Trust make certain acknowledgements in connection with the Trust’s responses to Staff comments on the Trust’s Form N-1A. The Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in its filings with the Commission;

•

comments of the Commission Staff or changes to disclosure in response to Commission Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please call me at (617) 662-3967 if you have further questions or require additional information.

Sincerely yours,

/s/ Thomas J. Reyes

Thomas J. Reyes

cc:	Trustees of the Trust
J. Grayson Sanders
Paul Saint-Pierre
Alexis Brown
Martha Hays, Esq.
Matthew DiClemente, Esq.
Julie Tedesco, Esq.